Exhibit 99.1

News Release
TSX, NYSE: NTR

November 5, 2025 – all amounts are in US dollars, except as otherwise noted

Nutrien Reports Third Quarter 2025 Results

•	Nine-month results supported by strong operational performance and continue to show progress towards our 2026 targets.

•	Initiating a review of strategic alternatives for our Phosphate business to enhance long-term value.

SASKATOON, Saskatchewan - Nutrien Ltd. (TSX and NYSE: NTR) announced today its third quarter 2025 results, with net earnings of $0.5 billion ($0.96 diluted net earnings per share). Third quarter 2025 adjusted EBITDA1 was $1.4 billion and adjusted net earnings per share1 was $0.97.

“Nutrien delivered structural earnings growth in the first nine months of 2025 through record upstream fertilizer sales volumes, improved reliability and higher Retail earnings, while lowering capital expenditures and increasing cash returned to shareholders. We continue to progress our strategic initiatives and take actions to simplify our portfolio, enhancing earnings quality, improving cash conversion and supporting growth in free cash flow per share over the long term,” commented Ken Seitz, Nutrien’s President and CEO.

“The outlook for our business is supported by expectations for healthy crop input demand and growth in global potash shipments in 2026. Our focus remains on utilizing our world-class asset base to efficiently supply our customers with the products and services they need,” added Mr. Seitz.

Highlights2:

•

Generated net earnings of $1.7 billion and adjusted EBITDA of $4.8 billion in the first nine months of 2025. Adjusted EBITDA increased due to higher fertilizer net selling prices, increased upstream fertilizer sales volumes and higher Retail earnings.

•	Retail adjusted EBITDA increased to $1.4 billion in the first nine months of 2025 due to lower operating expenses from our cost savings initiatives and higher proprietary products gross margin.

•

Potash adjusted EBITDA increased to $1.8 billion in the first nine months of 2025 due to higher net selling prices and record sales volumes, supported by strong potash affordability and underlying consumption growth in key offshore markets.

•

Nitrogen adjusted EBITDA increased to $1.6 billion in the first nine months of 2025 due to higher net selling prices and sales volumes. Our operations delivered a record ammonia operating rate[3] of 94 percent in the first nine months of 2025, achieved through improved reliability at our sites.

•

Returned $1.2 billion to shareholders in the first nine months of 2025 through dividends and share repurchases. We repurchased 8.3 million shares in 2025 for a total of $465 million, as of November 4, 2025.

1 This is a non-GAAP financial measure. See the “Non-GAAP Financial Measures” section. All references to per share amounts pertain to diluted net earnings per share, unless otherwise noted.

2 Our discussion of highlights set out on this page is a comparison of the results for the nine months ended September 30, 2025 to the results for the nine months ended September 30, 2024, unless otherwise noted.

3 Excludes Trinidad and Joffre.

Strategic Actions:

We are taking actions to simplify our portfolio and focus on core assets to enhance earnings quality and free cash flow.

•

We are initiating a review of strategic alternatives for our Phosphate business, which could include reconfiguring operations, strategic partnerships or a potential sale. We intend to solidify the optimal path for our Phosphate business in 2026.

•

On October 23, 2025, we completed a controlled shut down of our Trinidad Nitrogen facility due to uncertainty with respect to port access and a lack of reliable and economic gas supply that has reduced the free cash flow contribution of the Trinidad Nitrogen operations over an extended period of time. We continue to engage with stakeholders and assess options to enhance the long-term financial performance of our Trinidad operations.

•

On September 8, 2025, we announced an agreement to sell our 50 percent equity interest in Profertil S.A. for approximately $0.6 billion, increasing expected gross proceeds from asset divestitures to approximately $0.9 billion over the last twelve months. We intend to allocate the sale proceeds to initiatives consistent with our capital allocation priorities, including targeted growth investments, share repurchases and debt reduction.

Management’s Discussion and Analysis

The following management’s discussion and analysis (“MD&A”) is the responsibility of management and is dated as of November 5, 2025. The Board of Directors (“Board”) of Nutrien carries out its responsibility for review of this disclosure principally through its Audit Committee, composed entirely of independent directors. The Audit Committee reviews and, prior to its publication, approves this disclosure pursuant to the authority delegated to it by the Board. The term “Nutrien” refers to Nutrien Ltd. and the terms “we”, “us”, “our”, “Nutrien” and “the Company” refer to Nutrien and, as applicable, Nutrien and its direct and indirect subsidiaries on a consolidated basis. Additional information relating to Nutrien (which, except as otherwise noted, is not incorporated by reference herein), including our annual report dated February 20, 2025 (“2024 Annual Report”), which includes our annual audited consolidated financial statements (“annual financial statements”) and MD&A, and our annual information form dated February 20, 2025, each for the year ended December 31, 2024, can be found on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. No update is provided to the disclosure in our 2024 annual MD&A except for material information since the date of our annual MD&A. The Company is a foreign private issuer under the rules and regulations of the US Securities and Exchange Commission (the “SEC”).

This MD&A is based on, and should be read in conjunction with, the Company’s unaudited interim condensed consolidated financial statements as at and for the three and nine months ended September 30, 2025 (“interim financial statements”) based on International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and prepared in accordance with International Accounting Standard (“IAS”) 34 “Interim Financial Reporting”, unless otherwise noted. This MD&A contains certain non-GAAP financial measures and ratios and forward-looking statements, which are described in the “Non-GAAP Financial Measures” and the “Forward-Looking Statements” sections, respectively.

Market Outlook and Guidance

Agriculture and Retail Markets

•

Record crop production prospects in the US and trade uncertainties pressured crop prices; however, recently reported trade agreements between the US and China and proposed government payments are expected to provide support to farmers. The need to replenish crop nutrients removed from a record crop is expected to drive healthy crop nutrient demand ahead of the next planting season.

•

Brazilian soybean acreage is expected to increase by two to four percent in 2025 supported by a faster than average planting pace and strong international demand. Safrinha corn acreage is expected to increase by a similar amount, further supporting crop input demand.

•	Crop production prospects in most regions of Australia have improved following timely rainfall and recent strength in livestock markets is expected to further support farmer returns.

Crop Nutrient Markets

•

We maintained our 2025 global potash shipment forecast of 73 to 75 million tonnes, reflecting the upward revision made last quarter. We expect continued global potash demand growth and forecast global potash shipments between 74 and 77 million tonnes in 2026 supported by favorable affordability and low projected channel inventories in major markets. We anticipate limited new global capacity additions in 2026 with announced project delays.

•

We expect 2 percent growth in global nitrogen demand in 2025 and supply related challenges to maintain a tight supply and demand balance going into 2026. Global ammonia markets are expected to remain tight due to plant outages and project delays. We anticipate the pace of Chinese urea exports will slow in the fourth quarter of 2025 and the emergence of seasonal demand to support market fundamentals.

•

Phosphate markets continue to be tight due to limited supply, including from Chinese export restrictions. Global shipments in 2025 have been constrained by supply availability and weaker affordability for phosphate fertilizer has impacted demand.

Financial and Operational Guidance

•

Retail adjusted EBITDA guidance of $1.68 to $1.82 billion assumes higher crop nutrient and crop protection sales in the second half of 2025 compared to 2024 and continued recovery in Brazil, consistent with our previous expectations.

•	Potash sales volume guidance was increased to 14.0 to 14.5 million tonnes due to the continued strength of global demand. The range is consistent with our historical share of global shipments.

•

Nitrogen sales volume guidance of 10.7 to 11.0 million tonnes assumes no additional sales volumes from our Trinidad operations for the remainder of 2025, partially offset by the continued strong performance of our North American nitrogen operations.

•	Phosphate sales volume guidance of 2.35 to 2.55 million tonnes assumes improved operating rates and sales volumes in the fourth quarter of 2025 compared to the prior year.

•

Total capital expenditures of $2.0 to $2.1 billion includes approximately $400 to $500 million in investing capital expenditures focused on proprietary products, network optimization and digital capabilities in Retail, low-cost brownfield expansions in Nitrogen and mine automation projects in Potash.

All guidance numbers, including those noted above, are outlined in the table below. Refer to page 58 of our 2024 Annual Report for anticipated fertilizer pricing and natural gas price sensitivities relating to adjusted EBITDA (consolidated) and adjusted net earnings per share.

	2025 Guidance Ranges [1] as of
	November 5, 2025		August 6, 2025

($ billions, except as otherwise noted)	Low	High	Low	High

Retail adjusted EBITDA	1.68	1.82	1.65	1.85

Potash sales volumes (million tonnes) [2]	14.0	14.5	13.9	14.5

Nitrogen sales volumes (million tonnes) [2]	10.7	11.0	10.7	11.2

Phosphate sales volumes (million tonnes) [2]	2.35	2.55	2.35	2.55

Depreciation and amortization	2.35	2.40	2.35	2.45

Finance costs	0.65	0.70	0.65	0.75

Effective tax rate on adjusted net earnings (%) [3]	24.5	25.5	24.0	26.0

Capital expenditures [4]	2.0	2.1	2.0	2.1

1  See the “Forward-Looking Statements” section.

2  Manufactured product only.

3  This is a non-GAAP financial measure. See the “Non-GAAP Financial Measures” section.

4  Comprised of sustaining capital expenditures, investing capital expenditures and mine development and pre-stripping capital expenditures, which are supplementary financial measures. See the “Other Financial Measures” section.

Consolidated Results

	Three Months Ended September 30			Nine Months Ended September 30

($ millions, except as otherwise noted)	2025	2024	% Change	2025	2024	% Change
Sales	6,007	5,348	12	21,545	20,893	3
Gross margin	1,964	1,500	31	6,459	5,949	9
Expenses	1,157	1,304	(11)	3,644	4,490	(19)
Net earnings	469	25	n/m	1,717	582	195
Adjusted EBITDA [1]	1,431	1,010	42	4,769	4,300	11
Diluted net earnings per share (dollars) [2]	0.96	0.04	n/m	3.48	1.13	208
Adjusted net earnings per share (dollars) [1,2]	0.97	0.39	149	3.72	3.18	17

1  This is a non-GAAP financial measure. See the “Non-GAAP Financial Measures” section.

2  All references to per share amounts pertain to diluted net earnings per share, unless otherwise noted.

Net earnings and adjusted EBITDA increased in the third quarter and first nine months of 2025 compared to the same periods in 2024 primarily due to higher fertilizer net selling prices, increased upstream fertilizer sales volumes and higher Retail earnings. Net earnings in the third quarter of 2024 were impacted by higher expense for asset retirement obligations at non-operating sites.

Segment Results

Our discussion of segment results set out on the following pages is a comparison of the results for the three and nine months ended September 30, 2025 to the results for the three and nine months ended September 30, 2024, unless otherwise noted.

Nutrien Ag Solutions (“Retail”)

	Three Months Ended September 30			Nine Months Ended September 30

($ millions, except as otherwise noted)	2025	2024	% Change	2025	2024	% Change
Sales	3,427	3,271	5	14,476	14,653	(1)
Cost of goods sold	2,505	2,412	4	10,850	11,018	(2)
Gross margin	922	859	7	3,626	3,635	-
Adjusted EBITDA [1]	230	151	52	1,425	1,356	5

1 See Note 2 to the interim financial statements.

•	Retail adjusted EBITDA increased in the third quarter and first nine months of 2025 due to lower operating expenses from our cost savings initiatives and higher proprietary products gross margin.

	Three Months Ended September 30				Nine Months Ended September 30
	Sales		Gross Margin		Sales		Gross Margin

($ millions)	2025	2024	2025	2024	2025	2024	2025	2024
Crop nutrients	1,188	1,093	220	210	5,773	5,683	1,136	1,150
Crop protection products	1,536	1,518	399	360	5,174	5,365	1,266	1,271
Seed	156	132	24	24	1,966	2,051	360	379
Services and other	258	242	178	164	690	690	531	528
Merchandise	222	222	34	37	649	667	109	110
Nutrien Financial	89	85	89	85	294	284	294	284
Nutrien Financial elimination [1]	(22)	(21)	(22)	(21)	(70)	(87)	(70)	(87)
Total	3,427	3,271	922	859	14,476	14,653	3,626	3,635

1 Represents elimination of the interest and service fees charged by Nutrien Financial to Retail branches.

•

Crop nutrients sales and gross margin increased in the third quarter of 2025 due to higher sales volumes and selling prices, which was supported by a stronger application season in North America. For the first nine months of 2025, sales increased due to higher selling prices, and gross margin was impacted by product mix shifts in North America. International crop nutrient sales volumes were lower in the third quarter and first nine months of 2025 mainly due to strategic actions in South America.

•

Crop protection products sales and gross margin were higher in the third quarter of 2025 due to a stronger plant health season in North America, paired with higher proprietary products gross margin. Sales and gross margin were lower in the first nine months of 2025 due to dry conditions in Australia in the first half of 2025 and product mix shifts in North America.

•

Seed sales increased in the third quarter of 2025 due to delayed field activity in the US that shifted sales from the second quarter of 2025. Sales and gross margin were lower in the first nine months of 2025 due to weather related impacts in the Southern US leading to fewer planted acres which impacted proprietary products gross margin.

Supplemental Data	Three Months Ended September 30				Nine Months Ended September 30
	Gross Margin		% of Product Line [1]		Gross Margin		% of Product Line [1]
($ millions, except as otherwise noted)	2025	2024	2025	2024	2025	2024	2025	2024
Proprietary products
Crop nutrients	88	71	40	38	385	361	34	31
Crop protection products	161	119	41	32	460	429	36	34
Seed	15	4	57	22	130	148	36	39
Merchandise	4	4	12	11	10	11	9	10
Total	268	198	29	24	985	949	27	26

1 Represents percentage of proprietary product margins over total product line gross margin.

	Three Months Ended September 30				Nine Months Ended September 30
	Sales Volumes (tonnes - thousands)		Gross Margin / Tonne (dollars)		Sales Volumes (tonnes - thousands)		Gross Margin / Tonne (dollars)
	2025	2024	2025	2024	2025	2024	2025	2024
Crop nutrients
North America	1,019	931	158	165	6,902	6,693	145	147
International	834	956	71	59	2,732	2,999	51	56
Total	1,853	1,887	119	111	9,634	9,692	118	119

(percentages)	September 30, 2025	December 31, 2024
Financial performance measures [1,2]
Cash operating coverage ratio	62	63
Adjusted average working capital to sales	21	20
Adjusted average working capital to sales excluding Nutrien Financial	1	-
Nutrien Financial adjusted net interest margin	5.4	5.3

1 Rolling four quarters.

2 These are non-GAAP financial measures. See the “Non-GAAP Financial Measures” section.

Potash

	Three Months Ended September 30			Nine Months Ended September 30
($ millions, except as otherwise noted)	2025	2024	% Change	2025	2024	% Change
Net sales	1,122	884	27	2,857	2,453	16
Cost of goods sold	437	422	4	1,257	1,139	10
Gross margin	685	462	48	1,600	1,314	22
Adjusted EBITDA [1]	733	555	32	1,809	1,557	16

1 See Note 2 to the interim financial statements.

•

Potash adjusted EBITDA increased in the third quarter and first nine months of 2025 due to higher net selling prices, partially offset by higher provincial mining taxes. Total sales volumes in the first nine months of 2025 were the highest on record.

Manufactured Product	Three Months Ended September 30		Nine Months Ended September 30
($ per tonne, except as otherwise noted)	2025	2024	2025	2024
Sales volumes (tonnes - thousands)
North America	1,562	1,733	3,912	3,954
Offshore	2,497	2,419	7,538	7,174
Total sales volumes	4,059	4,152	11,450	11,128
Net selling price
North America	319	264	283	287
Offshore	250	177	232	183
Average net selling price	277	213	250	220

Cost of goods sold	108	102	111	102
Gross margin	169	111	139	118

Depreciation and amortization	46	43	47	43

Gross margin excluding depreciation and amortization [1]	215	154	186	161

1 This is a non-GAAP financial measure. See the “Non-GAAP Financial Measures” section.

•

Sales volumes were lower in the third quarter of 2025 compared to the record period in 2024, despite strong engagement in our North American summer fill program. Offshore sales volumes in the third quarter and first nine months of 2025 were higher, supported by strong potash affordability and underlying consumption growth in key offshore markets.

•

Net selling price per tonne increased in the third quarter of 2025 due to higher global benchmark prices compared to the same period in 2024. For the first nine months of 2025, net selling price per tonne increased driven by stronger offshore benchmark prices, notably in Brazil and Southeast Asia, partially offset by lower North American benchmark prices in the first quarter of 2025.

•

Cost of goods sold per tonne increased in the third quarter and first nine months of 2025 primarily due to higher depreciation. Controllable cash cost of product manufactured per tonne increased in the first nine months of 2025 driven by lower production and higher turnaround costs.

Supplemental Data	Three Months Ended September 30		Nine Months Ended September 30
	2025	2024	2025	2024
Production volumes (tonnes – thousands)	3,607	3,696	10,427	10,836

Potash controllable cash cost of product manufactured per tonne [1]	56	52	57	52
Canpotex sales by market (percentage of sales volumes) [2]
Latin America	47	46	40	41
Other Asian markets [3]	26	27	30	29
China	8	9	11	12
India	6	4	4	5
Other markets	13	14	15	13
Total	100	100	100	100

1 This is a non-GAAP financial measure. See the “Non-GAAP Financial Measures” section.

2 See Note 9 to the interim financial statements.

3 All Asian markets except China and India.

Nitrogen

	Three Months Ended September 30			Nine Months Ended September 30
($ millions, except as otherwise noted)	2025	2024	% Change	2025	2024	% Change
Net sales	1,063	793	34	3,277	2,732	20
Cost of goods sold	666	581	15	2,073	1,835	13
Gross margin	397	212	87	1,204	897	34
Adjusted EBITDA [1]	556	355	57	1,631	1,413	15

1 See Note 2 to the interim financial statements.

•

Nitrogen adjusted EBITDA increased in the third quarter and first nine months of 2025 due to higher net selling prices and higher sales volumes, which more than offset higher natural gas costs and lower equity earnings from Profertil S.A. (“Profertil”). Adjusted EBITDA for the first nine months of 2024 benefited from insurance recoveries. Our operations delivered a record ammonia operating rate of 94 percent in the first nine months of 2025, achieved through improved reliability at our sites.

Manufactured Product	Three Months Ended September 30		Nine Months Ended September 30

($ per tonne, except as otherwise noted)	2025	2024	2025	2024
Sales volumes (tonnes - thousands)
Ammonia	644	567	1,874	1,782
Urea and ESN®	687	661	2,443	2,300
Solutions, nitrates and sulfates	1,496	1,227	3,996	3,698
Total sales volumes	2,827	2,455	8,313	7,780
Net selling price
Ammonia	400	375	408	395
Urea and ESN®	507	400	485	427
Solutions, nitrates and sulfates	272	207	266	224
Average net selling price	357	298	362	323

Cost of goods sold	218	215	220	210
Gross margin	139	83	142	113

Depreciation and amortization	56	54	56	54

Gross margin excluding depreciation and amortization [1]	195	137	198	167

1 This is a non-GAAP financial measure. See the “Non-GAAP Financial Measures” section.

•	Sales volumes increased in the third quarter and first nine months of 2025 due to strong demand and increased production of ammonia and upgraded nitrogen products.

•	Net selling price per tonne was higher in the third quarter and first nine months of 2025 for all major nitrogen products due to stronger benchmark prices.

•	Cost of goods sold per tonne increased in the third quarter and first nine months of 2025 due to higher natural gas costs, driven by a higher Henry Hub benchmark.

Supplemental Data	Three Months Ended September 30		Nine Months Ended September 30
	2025	2024	2025	2024
Sales volumes (tonnes – thousands)
Fertilizer	1,646	1,319	4,880	4,458
Industrial and feed	1,181	1,136	3,433	3,322
Production volumes (tonnes – thousands)
Ammonia production – total [1]	1,436	1,322	4,514	4,157
Ammonia production – adjusted [1,2]	967	895	3,131	2,912
Ammonia operating rate (%) [2]	86	79	94	87
Natural gas costs (dollars per MMBtu)
Overall natural gas cost excluding realized derivative impact	3.54	3.13	3.59	2.98
Realized derivative impact [3]	-	0.15	-	0.09
Overall natural gas cost	3.54	3.28	3.59	3.07

1 All figures are provided on a gross production basis in thousands of product tonnes.

2 Excludes Trinidad and Joffre.

3 Includes realized derivative impacts recorded as part of cost of goods sold or other income and expenses. Refer to Note 3 to the interim financial statements.

Phosphate

	Three Months Ended September 30			Nine Months Ended September 30
($ millions, except as otherwise noted)	2025	2024	% Change	2025	2024	% Change
Net sales	495	412	20	1,251	1,243	1
Cost of goods sold	436	383	14	1,160	1,116	4
Gross margin	59	29	103	91	127	(28)
Adjusted EBITDA [1]	122	89	37	275	298	(8)

1 See Note 2 to the interim financial statements.

•

Phosphate adjusted EBITDA increased in the third quarter of 2025 due to higher net selling prices and sales volumes, partially offset by higher sulfur input costs. Adjusted EBITDA decreased in the first nine months of 2025 due to higher sulfur input costs and lower sales volumes, which more than offset higher net selling prices.

Manufactured Product	Three Months Ended September 30		Nine Months Ended September 30

($ per tonne, except as otherwise noted)	2025	2024	2025	2024
Sales volumes (tonnes - thousands)
Fertilizer	472	454	1,178	1,316
Industrial and feed	194	168	531	510
Total sales volumes	666	622	1,709	1,826
Net selling price
Fertilizer	701	605	677	611
Industrial and feed	824	797	821	826
Average net selling price	737	657	722	671

Cost of goods sold	643	601	661	594
Gross margin	94	56	61	77

Depreciation and amortization	108	121	124	117

Gross margin excluding depreciation and amortization [1]	202	177	185	194

1 This is a non-GAAP financial measure. See the “Non-GAAP Financial Measures” section.

•

Sales volumes were higher in the third quarter of 2025 mainly due to higher production volumes compared to 2024, which was impacted by weather-related events, and strong demand for purified phosphoric acid. Sales volumes were lower in the first nine months of 2025 due to lower production volumes in the first quarter.

•

Net selling price per tonne increased in the third quarter and first nine months of 2025 due to the strength of fertilizer benchmark prices. Industrial net selling prices were lower in the first nine months of 2025, reflecting the typical lag between price realizations and benchmark movements, partially offset by optimization of product mix.

•

Cost of goods sold per tonne increased in the third quarter and first nine months of 2025 primarily due to increased sulfur input costs and the impact of lower production volumes in the first nine months of 2025.

Supplemental Data	Three Months Ended September 30		Nine Months Ended September 30

	2025	2024	2025	2024
Production volumes (P2O5 tonnes – thousands)	378	330	993	1,008
P2O5 operating rate (%)	88	77	78	79

Corporate and Others and Eliminations

	Three Months Ended September 30			Nine Months Ended September 30
($ millions, except as otherwise noted)	2025	2024	% Change	2025	2024	% Change
Corporate and Others
Gross margin [1]	1	-	n/m	12	-	n/m
Selling expenses (recovery)	(2)	(2)	-	(7)	(7)	-
General and administrative expenses	91	90	1	284	277	3
Share-based compensation expense	28	1	n/m	119	17	600
Foreign exchange (gain) loss, net of related derivatives	(11)	31	n/m	18	359	(95)
Other expenses	32	194	(84)	96	274	(65)
Adjusted EBITDA [1]	(114)	(74)	54	(299)	(296)	1
Eliminations
Gross margin	(100)	(62)	61	(74)	(24)	208
Adjusted EBITDA [1]	(96)	(66)	45	(72)	(28)	157

1 See Note 2 to the interim financial statements.

•

Share-based compensation expense was higher in the third quarter and first nine months of 2025 due to an increase in the fair value of our share-based awards. The fair value of our share-based awards takes into consideration several factors, such as our share price movement, our performance relative to our peer group and our return on invested capital.

•

Foreign exchange loss, net of related derivatives was lower in the first nine months of 2025 due to a lower loss on foreign currency derivatives in Brazil and lower foreign exchange losses primarily from our South American Retail region.

•

Other expenses were lower in the third quarter and first nine months of 2025 as the comparable periods of 2024 included a higher expense for asset retirement obligations related to changes in closure cost estimates at certain non-operating sites.

•	Eliminations of gross margin between operating segments increased in the third quarter and first nine months of 2025 due to higher average margins.

Finance Costs, Income Taxes and Other Comprehensive (Loss) Income

	Three Months Ended September 30			Nine Months Ended September 30
($ millions, except as otherwise noted)	2025	2024	% Change	2025	2024	% Change
Finance costs	170	184	(8)	504	525	(4)
Income taxes
Income tax expense (recovery)	168	(13)	n/m	594	352	69
Actual effective tax rate including discrete items (%)	26	(112)	n/m	26	38	(32)
Other comprehensive (loss) income	(18)	122	n/m	191	64	198

•

Income tax expense increased in the third quarter and first nine months of 2025 mainly due to higher earnings. The effective tax rate in the third quarter of 2025 increased as the comparable period in 2024 had a tax recovery. The lower effective tax rate in the first nine months of 2025 was due to lower losses in South America.

•

Other comprehensive (loss) income was primarily driven by changes in the currency translation of our foreign operations. In the third quarter of 2025, the loss was mainly due to the depreciation of the Canadian currency, relative to the US dollar, compared to income for the same period in 2024. In the first nine months of 2025 higher income was due to the appreciation of the Brazilian, Australian and Canadian currencies, relative to the US dollar, compared to lower income for the same period in 2024.

Liquidity and Capital Resources

Sources and uses of liquidity

We continued to manage our capital in accordance with our capital allocation strategy. We believe that our internally generated cash flow, supplemented by available borrowings under new or existing financing sources, if necessary, will be sufficient to meet our anticipated capital expenditures, planned growth and development activities, and other cash requirements for the foreseeable future. Refer to the “Capital Structure and Management” section for details on our existing long-term debt and credit facilities.

Sources and uses of cash

	Three Months Ended September 30			Nine Months Ended September 30
($ millions, except as otherwise noted)	2025	2024	% Change	2025	2024	% Change
Cash (used in) provided by operating activities	(426)	(908)	(53)	1,030	412	150
Cash used in investing activities	(383)	(506)	(24)	(1,121)	(1,614)	(31)
Cash provided by (used in) financing activities	51	922	(94)	(156)	786	n/m
Cash used for dividends and share repurchases [1]	(413)	(318)	30	(1,199)	(845)	42

1 This is a supplementary financial measure. See the “Other Financial Measures” section.

Cash (used in) provided by operating activities

•

Cash (used in) provided by operating activities in the third quarter and first nine months of 2025 was higher compared to the same periods in 2024 due to higher fertilizer net selling prices, increased upstream fertilizer sales volumes and higher Retail earnings.

Cash used in investing activities

•

Cash used in investing activities was lower in the third quarter and first nine months of 2025 due to a deposit received for the sale of our investment in Profertil. The first nine months of 2025 also had lower capital expenditures and included proceeds from the sale of our investment in Sinofert Holdings Limited (“Sinofert”).

Cash provided by (used in) financing activities

•

Cash provided by financing activities was lower in the third quarter of 2025 compared to the same period in 2024 due to lower commercial paper issuances.

•

Cash used in financing activities was higher in the first nine months of 2025 compared to the cash provided by financing activities in the same period in 2024 due to higher debt repayment and share repurchases.

Cash used for dividends and share repurchases	• Cash used for dividends and share repurchases was higher in the third quarter and first nine months of 2025 as noted in cash provided by (used in) financing activities.

Financial Condition Review

The following is a comparison of balance sheet categories that are considered material:

	As at
($ millions, except as otherwise noted)	September 30, 2025	December 31, 2024	$	Change	% Change
Assets
Cash and cash equivalents	624	853		(229)	(27)
Receivables	7,687	5,390		2,297	43
Inventories	5,281	6,148		(867)	(14)
Prepaid expenses and other current assets	598	1,401		(803)	(57)
Assets held for sale	284	-		284	-
Property, plant and equipment	22,480	22,604		(124)	(1)
Investments	142	698		(556)	(80)
Liabilities and Shareholders’ Equity
Short-term debt	2,486	1,534		952	62
Payables and accrued charges	6,899	9,118		(2,219)	(24)
Long-term debt, including current portion	10,390	9,918		472	5
Retained earnings	11,839	11,106		733	7

•	Explanations for changes in Cash and cash equivalents are in the “Liquidity and Capital Resources - Sources and uses of cash” section.

•	Receivables increased due to the seasonality of Retail sales, along with higher Potash and Nitrogen sales volumes and net selling prices.

•

Inventories decreased due to the seasonality of our Retail segment. Our North American inventory levels generally increase at year-end in preparation for the following year’s planting and application seasons and drawdown from the first to third quarters.

•

Prepaid expenses and other current assets decreased due to the seasonal drawdown of prepaid inventory where Retail takes delivery of prepaid inventories throughout the planting and application seasons in North America.

•	Assets held for sale increased due to the reclassification of our investment in Profertil as an asset held for sale, pending its disposition.

•	Property, plant and equipment decreased due to depreciation offsetting capital expenditures.

•	Investments decreased due to the disposal of our remaining investment in Sinofert, dividends received from Profertil and the reclassification of our investment in Profertil to assets held for sale.

•	Short-term debt increased due to seasonal working capital requirements and timing of vendor payments.

•

Payables and accrued charges decreased due to the seasonality of our Retail segment where we generally receive higher customer payments in North America near year-end and customers drawdown on the balance throughout the year. This was partially offset by a deposit received for the sale of Profertil.

•

Long-term debt, including current portion, increased due to the issuance of $1,000 million of senior notes during the first quarter of 2025, partially offset by the repayment of $500 million of senior notes in the second quarter of 2025.

•	Retained earnings increased as net earnings exceeded dividends declared and share repurchases in the first nine months of 2025.

Capital Structure and Management

Principal debt instruments

As part of the normal course of business, we closely monitor our liquidity position. We use a combination of cash generated from operations and short-term and long-term debt to finance our operations. We continually evaluate various financing arrangements and may seek to engage in transactions from time to time when market and other conditions are favorable. We were in compliance with our debt covenants and did not have any changes to our credit ratings for the nine months ended September 30, 2025.

Capital structure (debt and equity)

($ millions)	September 30, 2025	December 31, 2024

Short-term debt	2,486	1,534

Current portion of long-term debt	538	1,037

Current portion of lease liabilities	350	356

Long-term debt	9,852	8,881

Lease liabilities	954	999

Shareholders’ equity	25,153	24,442

Commercial paper, credit facilities and other debt

We have a total facility limit of approximately $7,780 million comprised of several credit facilities available in the jurisdictions where we operate. Our total facility limit decreased in the third quarter of 2025 from a reduction in our unsecured committed revolving term facility limit from $750 million to $500 million. In North America, we have a commercial paper program, which is limited to the undrawn amount under our $4,500 million unsecured revolving term credit facility and excess cash invested in highly liquid securities.

As at September 30, 2025, we utilized $2,524 million of our total facility limit, which includes $2,228 million of commercial paper outstanding. In the third quarter of 2025, we extended the maturities on our $4,500 million unsecured committed revolving term credit facility to September 4, 2030 and our $500 million unsecured committed revolving term credit facility to September 2, 2026.

As at September 30, 2025, $220 million in letters of credit were outstanding and committed, with $426 million of remaining credit available under our letter of credit facilities.

Our long-term debt consists primarily of notes and debentures. See the “Capital Structure and Management” section of our 2024 Annual Report for information on balances, rates and maturities for our notes and debentures. During the first nine months of 2025, we issued $400 million of 4.500 percent senior notes due March 12, 2027 and $600 million of 5.250 percent senior notes due March 12, 2032, and repaid our $500 million 3.000 percent senior notes upon maturity on April 1, 2025. See note 7 to the interim financial statements.

Outstanding share data

As at November 4, 2025

Common shares	483,340,553

Options to purchase common shares	2,655,972

For more information on our capital management, see Note 4 to the annual financial statements in our 2024 Annual Report.

Quarterly Results

($ millions, except as otherwise noted)	Q3 2025	Q2 2025	Q1 2025	Q4 2024	Q3 2024	Q2 2024	Q1 2024	Q4 2023

Sales	6,007	10,438	5,100	5,079	5,348	10,156	5,389	5,664

Net earnings	469	1,229	19	118	25	392	165	176

Net earnings attributable to equity holders of Nutrien	464	1,221	11	113	18	385	158	172

Net earnings per share attributable to equity holders of Nutrien

Basic	0.96	2.51	0.02	0.23	0.04	0.78	0.32	0.35

Diluted	0.96	2.50	0.02	0.23	0.04	0.78	0.32	0.35

Our quarterly earnings are significantly affected by the seasonality of our business, fertilizer benchmark prices, which have been volatile over the last two years and are affected by demand-supply conditions, grower affordability and weather. See Note 2 to the interim financial statements.

The following table describes certain items that impacted our quarterly earnings:

Quarter	Transaction or Event
Q2 2024

$530 million non-cash impairment of assets comprised of a $335 million non-cash impairment of our Retail – Brazil intangible assets and property plant and equipment due to the ongoing market instability and more moderate margin expectations, and a $195 million non-cash impairment of our Geismar Clean Ammonia project property, plant and equipment as we are no longer pursuing the project. Net earnings also included a foreign exchange loss of $220 million on foreign currency derivatives in Brazil.

Critical Accounting Estimates

Our significant accounting policies are disclosed in our 2024 Annual Report. We have discussed the development, selection and application of our key accounting policies, and the critical accounting estimates and assumptions they involve, with the Audit Committee of the Board. Our critical accounting estimates are discussed on pages 65 to 66 of our 2024 Annual Report. There were no material changes to our critical accounting estimates for the three or nine months ended September 30, 2025.

Controls and Procedures

Management is responsible for establishing and maintaining adequate internal control over financial reporting (“ICFR”), as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended, and National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings. ICFR is designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with IFRS. Any system of ICFR, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

There has been no change in our ICFR during the three months ended September 30, 2025, that has materially affected, or is reasonably likely to materially affect, our ICFR.

Forward-Looking Statements

Certain statements and other information included in this document, including within the “Market Outlook and Guidance” section, constitute “forward-looking information” or “forward-looking statements” (collectively, “forward-looking statements”) under applicable securities laws (such statements are often accompanied by words such as “anticipate”, “forecast”, “expect”, “believe”, “may”, “will”, “should”, “estimate”, “project”, “intend” or other similar words). All statements in this document, other than those relating to historical information or current conditions, are forward-looking statements, including, but not limited to:

Nutrien’s business strategies, plans, prospects and opportunities; Nutrien’s 2025 full-year guidance, including expectations regarding Retail adjusted EBITDA, Potash sales volumes, Nitrogen sales volumes, Phosphate sales volumes, depreciation and amortization, finance costs, effective tax rate on adjusted net earnings and capital expenditures, including the assumptions and expectations stated therein; expectations regarding our capital allocation intentions and strategies, including our intentions with respect to our strategic actions including the review of strategic alternatives for our Phosphate business, the allocation of sale proceeds from the divestment of our interests in Profertil, and the controlled shut down of our Trinidad Nitrogen facility and options for our Trinidad operations and expectations related thereto; our ability to advance strategic priorities that strengthen our core business and deliver structural improvements to our earnings and free cash flow; expectations regarding various performance targets and our ability to achieve those; capital spending expectations for 2025 and beyond; expectations regarding performance of our operating segments in 2025 and beyond; the expectation that internally generated cash flow, supplemented by available borrowings, if necessary, will be sufficient to meet our anticipated capital expenditures, planned growth and development activities, and other cash requirements; expectations regarding payment of dividends and share repurchases; our operating segment market outlooks and our expectations for market conditions and fundamentals, and the anticipated supply and demand for our products and services, including the expected impact of supply availability on global shipments of phosphate fertilizer and the expected impact of affordability on demand, expected market, industry and growing conditions with respect to crop nutrient application rates, planted acres, farmer crop investment, crop mix, including the need to replenish soil nutrient levels, production volumes and expenses, shipments, natural gas costs and availability, consumption, prices, operating rates and the impact of seasonality, import and export volumes, tariffs, trade or export restrictions, economic sanctions and restrictions, operating rates, inventories, crop development and natural gas curtailments; the negotiation of sales contracts; acquisitions and divestitures and the anticipated benefits thereof; and expectations in connection with our ability to deliver long-term returns to shareholders.

These forward-looking statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such forward-looking statements. As such, undue reliance should not be placed on these forward-looking statements.

All of the forward-looking statements are qualified by the assumptions that are stated or inherent in such forward-looking statements, including the assumptions referred to below and elsewhere in this document. Although we believe that these assumptions are reasonable, having regard to our experience and our perception of historical trends, this list is not exhaustive of the factors that may affect any of the forward-looking statements and the reader should not place undue reliance on these assumptions and such forward-looking statements. Current conditions, economic and otherwise, render assumptions, although reasonable when made, subject to greater uncertainty. Nutrien cautions that there are no guarantees that the review of strategic alternatives for our Phosphate business will result in a transaction or if a transaction is undertaken, as to its terms, timing or benefits.

The additional key assumptions that have been made in relation to the operation of our business as currently planned and our ability to achieve our business objectives include, among other things, assumptions with respect to: our ability to successfully implement our business strategies, growth and capital allocation investments and initiatives that we will conduct our operations and achieve results of operations as anticipated; growth in crop nutrient sales volumes; our ability to successfully complete, integrate and realize the anticipated benefits of our already completed and future acquisitions and divestitures; increased proprietary products gross margin; continued Retail recovery in Brazil; a return to historical average crop protection product margin percentages; continued reliability improvements; higher operating rates in Phosphate and Nitrogen; that future business, regulatory and industry conditions will be within the parameters expected by us, including with respect to prices, expenses, margins, demand, supply, product availability, shipments, consumption, weather conditions, supplier agreements, product distribution agreements, inventory levels, exports, tariffs, including general or retaliatory tariffs, trade restrictions, international trade arrangements, government support, crop development and cost of labor and interest, exchange and effective tax rates; potash demand growth in offshore markets; global economic conditions and the accuracy of our market outlook expectations for 2025 and in the future; assumptions related to our assessment of recoverable amount estimates of our assets; our intention to complete share repurchases under our normal course issuer bid programs, the funding of such share repurchases, existing and future market conditions, including with respect to the price of our common shares, capital allocation priorities and compliance with respect to applicable limitations under securities laws and regulations and stock exchange policies and assumptions related to our ability to fund our dividends at the current level; our expectations regarding the impacts, direct and indirect, of certain geopolitical conflicts, including the war in Eastern Europe and the conflict in the Middle East on, among other things, global supply and demand, including for crop nutrients, energy and commodity prices, global interest rates, supply chains and the global macroeconomic environment, including inflation; the adequacy of our cash generated from operations and our ability to access our credit facilities or capital markets for additional sources of financing; our ability to identify suitable candidates for acquisitions and divestitures and negotiate acceptable terms; availability of investment opportunities that align with our strategic priorities and growth strategy; our ability to maintain investment grade ratings and achieve our performance targets; and our ability to successfully negotiate sales and other contracts and our ability to successfully implement new initiatives and programs.

Events or circumstances that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to: the review of strategic alternative for our Phosphate business, process and the timing thereof, whether the review will result in Nutrien undertaking a transaction, and if so, the terms and timing relating thereto, the completion thereof and realizing benefits resulting therefrom, general global economic, market and business conditions; failure to achieve expected results of our business strategy, capital allocation initiatives, results of operations or targets, such as our targeted $200 million in annual consolidated cost savings, expected capital expenditures in 2025, delivering upstream fertilizer sales volume growth and advancing high-return downstream Retail growth opportunities; failure to complete announced and future acquisitions or divestitures at all or on the expected terms and within the expected timeline; seasonality; climate change and weather conditions, including impacts from regional flooding and/or drought conditions; crop planted acreage, yield and prices; the supply and demand and price levels for our products; governmental and regulatory requirements and actions by governmental authorities, including changes in government policy (including general or retaliatory tariffs, trade restrictions, or other changes to international trade arrangements; the effects of current and future multinational trade agreements or other developments affecting the level of trade or export restrictions and climate change initiatives), government ownership requirements, changes in environmental, tax, antitrust and other laws or regulations and the interpretation thereof; political or military risks, including civil unrest, actions by armed groups or conflict and malicious acts including terrorism and industrial espionage; our ability to access sufficient, cost-effective and timely transportation, distribution and storage of products (including potential rail transportation and port disruptions due to labor strikes and/or work stoppages or other similar actions); the occurrence of a major environmental or safety incident or becoming subject to legal or regulatory proceedings; innovation and cybersecurity risks related to our systems, including our costs of addressing or mitigating such risks; counterparty and sovereign risk; delays in completion of turnarounds at our major facilities or challenges related to our major facilities that are out of our control; interruptions of or constraints in availability of key inputs, including natural gas and sulfur; any significant impairment of the carrying amount of certain assets; the risk that rising interest rates and/or deteriorated business operating results may result in the further impairment of assets or goodwill attributed to certain of our cash generating units; risks related to reputational loss; certain complications that may arise in our mining processes; the ability to attract, engage and retain skilled employees and strikes or other forms of work stoppages; geopolitical conflicts, including the war in Eastern Europe and the conflict in the Middle East, and their potential impact on, among other things, global market conditions and supply and demand, including for crop nutrients, energy and commodity prices, interest rates, supply chains and the global economy generally; our ability to execute on our strategies related to environmental, social and governance matters, and achieve related expectations, targets and commitments, including risks associated with disclosure thereof; and other risk factors detailed from time to time in Nutrien reports filed with the Canadian securities regulators and the SEC.

The purpose of our Retail adjusted EBITDA, depreciation and amortization, finance costs, effective tax rate and capital expenditures guidance ranges are to assist readers in understanding our expected and targeted financial results, and this information may not be appropriate for other purposes.

The forward-looking statements in this document are made as of the date hereof and Nutrien disclaims any intention or obligation to update or revise any forward-looking statements in this document as a result of new information or future events, except as may be required under applicable Canadian securities legislation or applicable US federal securities laws.

Terms and Definitions

For the definitions of certain financial and non-financial terms used in this document, as well as a list of abbreviated company names and sources, see the “Terms and definitions” section of our 2024 Annual Report. All references to per share amounts pertain to diluted net earnings (loss) per share, “n/m” indicates information that is not meaningful, and all financial amounts are stated in millions of US dollars, unless otherwise noted.

About Nutrien

Nutrien is a leading global provider of crop inputs and services. We operate a world-class network of production, distribution and ag retail facilities that positions us to efficiently serve the needs of farmers. We focus on creating long-term value by prioritizing investments that strengthen the advantages of our business across the ag value chain and by maintaining access to the resources and the relationships with stakeholders needed to achieve our goals.

For Further Information:

Investor Contact:

Jeff Holzman

Senior Vice President, Investor Relations and FP&A

(306) 933-8545 – investors@nutrien.com

Media Contact:

Simon Scott

Vice President, Global Communications

(403) 225-7213 – media@nutrien.com

More information about Nutrien can be found at www.nutrien.com.

Selected financial data for download can be found in our data tool at https://www.nutrien.com/investors/interactive-data-tool

Such data is not incorporated by reference herein.

Nutrien will host a Conference Call on Thursday, November 6, 2025 at 10:00 a.m. Eastern Time.

Telephone conference dial-in numbers:

•	From Canada and the US: 1-800-990-2777
•	International: 1-416-855-9085
•	Conference ID: 26207. Please dial in 15 minutes prior to ensure you are placed on the call in a timely manner.

Live Audio Webcast: Visit https://www.nutrien.com/news/events/2025-q3-earnings-conference-call

Non-GAAP Financial Measures

We use both IFRS measures and certain non-GAAP financial measures to assess performance. Non-GAAP financial measures are financial measures disclosed by the Company that: (a) depict historical or expected future financial performance, financial position or cash flow of the Company; (b) with respect to their composition, exclude amounts that are included in, or include amounts that are excluded from, the composition of the most directly comparable financial measure disclosed in the primary financial statements of the Company; (c) are not disclosed in the financial statements of the Company; and (d) are not a ratio, fraction, percentage or similar representation. Non-GAAP ratios are financial measures disclosed by the Company that are in the form of a ratio, fraction, percentage or similar representation that has a non-GAAP financial measure as one or more of its components, and that are not disclosed in the financial statements of the Company.

These non-GAAP financial measures and non-GAAP ratios are not standardized financial measures under IFRS and, therefore, are unlikely to be comparable to similar financial measures presented by other companies. Management believes these non-GAAP financial measures and non-GAAP ratios provide transparent and useful supplemental information to help investors evaluate our financial performance, financial condition and liquidity using the same measures as management. These non-GAAP financial measures and non-GAAP ratios should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with IFRS.

The following section outlines our non-GAAP financial measures and non-GAAP ratios, their compositions, and why management uses each measure. It also includes reconciliations to the most directly comparable IFRS measures. Except as otherwise described herein, our non-GAAP financial measures and non-GAAP ratios are calculated on a consistent basis from period to period and are adjusted for specific items in each period, as applicable. As additional non-recurring or unusual items arise in the future, we generally exclude these items in our calculations.

Adjusted EBITDA (Consolidated)

Most directly comparable IFRS financial measure: Net earnings (loss).

Definition: Adjusted EBITDA is calculated as net earnings (loss) before finance costs, income taxes, depreciation and amortization, share-based compensation and foreign exchange gain/loss (net of related derivatives). We also adjust this measure for the following other income and expenses that are excluded when management evaluates the performance of our day-to-day operations: certain integration and restructuring related costs, impairment or reversal of impairment of assets, gain or loss on disposal of certain businesses and investments, asset retirement obligations (“ARO”) and accrued environmental costs (“ERL”) related to our non-operating sites, and loss related to financial instruments in Argentina.

Why we use the measure and why it is useful to investors: It is not impacted by long-term investment and financing decisions, but rather focuses on the performance of our day-to-day operations. It provides a measure of our ability to service debt and to meet other payment obligations and as a component of employee remuneration calculations.

	Three Months Ended September 30		Nine Months Ended September 30
($ millions)	2025	2024	2025	2024

Net earnings	469	25	1,717	582

Finance costs	170	184	504	525

Income tax expense (recovery)	168	(13)	594	352

Depreciation and amortization	617	598	1,802	1,749

EBITDA [1]	1,424	794	4,617	3,208

Adjustments:

Share-based compensation expense	28	1	119	17

Foreign exchange (gain) loss, net of related derivatives	(11)	31	18	359

ARO/ERL related (income) expenses for non-operating sites	(10)	184	(7)	152

Loss related to financial instruments in Argentina	-	-	-	34

Restructuring costs	-	-	22	-

Impairment of assets	-	-	-	530
Adjusted EBITDA	1,431	1,010	4,769	4,300

1  EBITDA is calculated as net earnings before finance costs, income taxes, and depreciation and amortization.

Adjusted Net Earnings and Adjusted Net Earnings Per Share

Most directly comparable IFRS financial measure: Net earnings (loss) and diluted net earnings (loss) per share.

Definition: Adjusted net earnings and related per share information are calculated as net earnings (loss) before share-based compensation and foreign exchange gain/loss (net of related derivatives), net of tax. We also adjust this measure for the following other income and expenses (net of tax) that are excluded when management evaluates the performance of our day-to-day operations: certain integration and restructuring related costs, impairment or reversal of impairment of assets, gain or loss on disposal of certain businesses and investments, gain or loss on early extinguishment of debt or on settlement of derivatives due to discontinuance of hedge accounting, asset retirement obligations and accrued environmental costs related to our non-operating sites, loss related to financial instruments in Argentina, change in recognition of tax losses and deductible temporary differences related to impairments and certain changes to tax declarations. We generally apply the annual forecasted effective tax rate to specific adjustments during the year, and at year-end, we apply the actual effective tax rate.

Why we use the measure and why it is useful to investors: Focuses on the performance of our day-to-day operations and is used as a component of employee remuneration calculations.

	Three Months Ended September 30, 2025			Nine Months Ended September 30, 2025
($ millions, except as otherwise noted)	Increases (Decreases)	Post-Tax	Per Diluted Share	Increases (Decreases	)	Post-Tax	Per Diluted Share
Net earnings attributable to equity holders of Nutrien		464	0.96			1,696	3.48
Adjustments:
Share-based compensation expense	28	22	0.05	119		90	0.18
Foreign exchange (gain) loss, net of related derivatives	(11)	(9)	(0.02)	18		14	0.03
Restructuring costs	-	-	-	22		18	0.04
ARO/ERL related (income) for non-operating sites	(10)	(8)	(0.02)	(7)		(5)	(0.01)
Sub-total adjustments	7	5	0.01	152		117	0.24
Adjusted net earnings		469	0.97			1,813	3.72

	Three Months Ended September 30, 2024			Nine Months Ended September 30, 2024
($ millions, except as otherwise noted)	Increases (Decreases)	Post-Tax	Per Diluted Share	Increases (Decreases	)	Post-Tax	Per Diluted Share
Net earnings attributable to equity holders of Nutrien		18	0.04			561	1.13
Adjustments:
Share-based compensation expense	1	1	-	17		13	0.03
Foreign exchange loss, net of related derivatives	31	38	0.08	359		361	0.73
Impairment of assets	-	-	-	530		491	1.00
ARO/ERL related expenses for non-operating sites	184	134	0.27	152		112	0.22
Loss related to financial instruments in Argentina	-	-	-	34		34	0.07
Sub-total adjustments	216	173	0.35	1,092		1,011	2.05
Adjusted net earnings		191	0.39			1,572	3.18

Effective Tax Rate on Adjusted Net Earnings Guidance

Effective tax rate on adjusted net earnings guidance is a forward-looking non-GAAP financial measure as it includes adjusted net earnings, which is a non-GAAP financial measure. It is provided to assist readers in understanding our expected financial results. Effective tax rate on adjusted net earnings guidance excludes certain items that management is aware of that permit management to focus on the performance of our operations (see the Adjusted Net Earnings and Adjusted Net Earnings Per Share section for items generally adjusted). We do not provide a reconciliation of this forward-looking measure to the most directly comparable financial measures calculated and presented in accordance with IFRS because a meaningful or accurate calculation of reconciling items and the information is not available without unreasonable effort due to unknown variables, including the timing and amount of certain reconciling items, and the uncertainty related to future results. These unknown variables may include unpredictable transactions of significant value that may be inherently difficult to determine without unreasonable efforts. The probable significance of such unavailable information, which could be material to future results, cannot be addressed.

Gross Margin Excluding Depreciation and Amortization Per Tonne – Manufactured Product

Most directly comparable IFRS financial measure: Gross margin.

Definition: Gross margin per tonne less depreciation and amortization per tonne for manufactured products. Reconciliations are provided in the “Segment Results” section.

Why we use the measure and why it is useful to investors: Focuses on the performance of our day-to-day operations, which excludes the effects of items that primarily reflect the impact of long-term investment and financing decisions.

Potash Controllable Cash Cost of Product Manufactured (“COPM”) Per Tonne

Most directly comparable IFRS financial measure: Cost of goods sold (“COGS”) for the Potash segment.

Definition: Total Potash COGS excluding depreciation and amortization expense included in COPM, royalties, natural gas costs and carbon taxes, change in inventory, and other adjustments, divided by potash production tonnes.

Why we use the measure and why it is useful to investors: To assess operational performance. Potash controllable cash COPM excludes the effects of production from other periods and the impacts of our long-term investment decisions, supporting a focus on the performance of our day-to-day operations. Potash controllable cash COPM also excludes royalties and natural gas costs and carbon taxes, which management does not consider controllable, as they are primarily driven by regulatory and market conditions.

	Three Months Ended September 30		Nine Months Ended September 30
($ millions, except as otherwise noted)	2025	2024	2025	2024
Total COGS – Potash	437	422	1,257	1,139
Change in inventory	(45)	(51)	(96)	(30)
Other adjustments [1]	2	(5)	(19)	(14)
COPM	394	366	1,142	1,095
Depreciation and amortization in COPM	(157)	(145)	(449)	(439)
Royalties in COPM	(26)	(23)	(68)	(62)
Natural gas costs and carbon taxes in COPM	(8)	(7)	(30)	(27)
Controllable cash COPM	203	191	595	567
Production volumes (tonnes – thousands)	3,607	3,696	10,427	10,836
Potash controllable cash COPM per tonne	56	52	57	52

1 Other adjustments include unallocated production overhead that is recognized as part of cost of goods sold but is not included in the measurement of inventory and changes in inventory balances.

Nutrien Financial Adjusted Net Interest Margin

Definition: Nutrien Financial revenue less deemed interest expense divided by average Nutrien Financial net receivables outstanding for the last four rolling quarters.

Why we use the measure and why it is useful to investors: Used by credit rating agencies and others to evaluate the financial performance of Nutrien Financial.

	Rolling Four Quarters Ended September 30, 2025
($ millions, except as otherwise noted)	Q4 2024	Q1 2025	Q2 2025	Q3 2025	Total/Average
Nutrien Financial revenue	77	70	135	89
Deemed interest expense [1]	(45)	(29)	(49)	(52)
Net interest	32	41	86	37	196

Average Nutrien Financial net receivables	2,877	2,569	4,645	4,452	3,636
Nutrien Financial adjusted net interest margin (%)					5.4

	Rolling Four Quarters Ended December 31, 2024
($ millions, except as otherwise noted)	Q1 2024	Q2 2024	Q3 2024	Q4 2024	Total/Average
Nutrien Financial revenue	66	133	85	77
Deemed interest expense [1]	(27)	(50)	(52)	(45)
Net interest	39	83	33	32	187

Average Nutrien Financial net receivables	2,489	4,560	4,318	2,877	3,561
Nutrien Financial adjusted net interest margin (%)					5.3

1 Average borrowing rate applied to the notional debt required to fund the portfolio of receivables from customers monitored and serviced by Nutrien Financial.

Retail Cash Operating Coverage Ratio

Definition: Retail selling, general and administrative, and other expenses (income), excluding depreciation and amortization expense, divided by Retail gross margin excluding depreciation and amortization expense in cost of goods sold, for the last four rolling quarters.

Why we use the measure and why it is useful to investors: To understand the costs and underlying economics of our Retail operations and to assess our Retail operating performance and ability to generate cash flow.

	Rolling Four Quarters Ended September 30, 2025
($ millions, except as otherwise noted)	Q4 2024	Q1 2025	Q2 2025	Q3 2025	Total
Selling expenses	808	755	948	792	3,303
General and administrative expenses	37	44	44	44	169
Other (income) expenses	(8)	25	54	40	111
Operating expenses	837	824	1,046	876	3,583
Depreciation and amortization in operating expenses	(186)	(179)	(172)	(179)	(716)
Operating expenses excluding depreciation and amortization	651	645	874	697	2,867

Gross margin	986	686	2,018	922	4,612
Depreciation and amortization in cost of goods sold	5	5	5	5	20
Gross margin excluding depreciation and amortization	991	691	2,023	927	4,632
Cash operating coverage ratio (%)					62

	Rolling Four Quarters Ended December 31, 2024

($ millions, except as otherwise noted)	Q1 2024	Q2 2024	Q3 2024	Q4 2024	Total
Selling expenses	790	1,005	815	808	3,418
General and administrative expenses	52	51	51	37	191
Other expenses (income)	22	41	32	(8)	87
Operating expenses	864	1,097	898	837	3,696
Depreciation and amortization in operating expenses	(190)	(193)	(182)	(186)	(751)
Operating expenses excluding depreciation and amortization	674	904	716	651	2,945

Gross margin	747	2,029	859	986	4,621
Depreciation and amortization in cost of goods sold	4	3	8	5	20
Gross margin excluding depreciation and amortization	751	2,032	867	991	4,641
Cash operating coverage ratio (%)					63

Retail Adjusted Average Working Capital to Sales and Retail Adjusted Average Working Capital to Sales Excluding Nutrien Financial

Definition: Retail adjusted average working capital divided by Retail adjusted sales for the last four rolling quarters. We exclude in our calculations the sales and working capital of certain acquisitions during the first year following the acquisition. We also look at this metric excluding Nutrien Financial revenue and working capital.

Why we use the measure and why it is useful to investors: To evaluate operational efficiency. A lower or higher percentage represents increased or decreased efficiency, respectively. The metric excluding Nutrien Financial shows the impact that the working capital of Nutrien Financial has on the ratio.

	Rolling Four Quarters Ended September 30, 2025
($ millions, except as otherwise noted)	Q4 2024	Q1 2025	Q2 2025	Q3 2025	Average/Total
Current assets	10,360	11,510	11,442	10,823
Current liabilities	(8,028)	(7,561)	(8,051)	(5,348)
Working capital	2,332	3,949	3,391	5,475	3,787
Working capital from certain recent acquisitions	-	-	-	-
Adjusted working capital	2,332	3,949	3,391	5,475	3,787
Nutrien Financial working capital	(2,877)	(2,569)	(4,645)	(4,452)
Adjusted working capital excluding Nutrien Financial	(545)	1,380	(1,254)	1,023	151

Sales	3,179	3,090	7,959	3,427
Sales from certain recent acquisitions	-	-	-	-
Adjusted sales	3,179	3,090	7,959	3,427	17,655
Nutrien Financial revenue	(77)	(70)	(135)	(89)
Adjusted sales excluding Nutrien Financial	3,102	3,020	7,824	3,338	17,284

Adjusted average working capital to sales (%)					21
Adjusted average working capital to sales excluding Nutrien Financial (%)					1

	Rolling Four Quarters Ended December 31, 2024
($ millions, except as otherwise noted)	Q1 2024	Q2 2024	Q3 2024	Q4 2024	Average/Total
Current assets	11,821	11,181	10,559	10,360
Current liabilities	(8,401)	(8,002)	(5,263)	(8,028)
Working capital	3,420	3,179	5,296	2,332	3,557
Working capital from certain recent acquisitions	-	-	-	-
Adjusted working capital	3,420	3,179	5,296	2,332	3,557
Nutrien Financial working capital	(2,489)	(4,560)	(4,318)	(2,877)
Adjusted working capital excluding Nutrien Financial	931	(1,381)	978	(545)	(4)

Sales	3,308	8,074	3,271	3,179
Sales from certain recent acquisitions	-	-	-	-
Adjusted sales	3,308	8,074	3,271	3,179	17,832
Nutrien Financial revenue	(66)	(133)	(85)	(77)
Adjusted sales excluding Nutrien Financial	3,242	7,941	3,186	3,102	17,471

Adjusted average working capital to sales (%)					20
Adjusted average working capital to sales excluding Nutrien Financial (%)					-

Other Financial Measures

Selected Additional Financial Data

Nutrien Financial	As at September 30, 2025							As at December 31, 2024

($ millions)	Current	<31 Days Past Due	31–90 Days Past Due	>90 Days Past Due	Gross Receivables	Allowance [1]	Net Receivables [2]	Net Receivables

North America	3,304	87	75	236	3,702	(81)	3,621	2,178
International	722	62	25	33	842	(11)	831	699
Nutrien Financial receivables	4,026	149	100	269	4,544	(92)	4,452	2,877

1 Bad debt expense on the above receivables for the nine months ended September 30, 2025 was $46 million, in the Retail segment.

2 In 2025, we assume a debt-to-equity ratio of 9:1 (2024 – 7:1) in funding Nutrien Financial receivables, based on the underlying credit quality of the assets.

Supplementary Financial Measures

Supplementary financial measures are financial measures disclosed by the Company that (a) are, or are intended to be, disclosed on a periodic basis to depict the historical or expected future financial performance, financial position or cash flow of the Company, (b) are not disclosed in the financial statements of the Company, (c) are not non-GAAP financial measures, and (d) are not non-GAAP ratios.

The following section provides an explanation of the composition of those supplementary financial measures, if not previously provided.

Sustaining capital expenditures: Represents capital expenditures that are required to sustain operations at existing levels and include major repairs and maintenance and plant turnarounds.

Investing capital expenditures: Represents capital expenditures related to significant expansions of current operations or to create cost savings (synergies). Investing capital expenditures exclude capital outlays for business acquisitions and equity-accounted investees.

Mine development and pre-stripping capital expenditures: Represents capital expenditures that are required for activities to open new areas underground and/or develop a mine or ore body to allow for future production mining and activities required to prepare and/or access the ore, i.e., removal of an overburden that allows access to the ore.

Cash used for dividends and share repurchases: Calculated as dividends paid to Nutrien’s shareholders plus repurchase of common shares as reflected in the unaudited condensed consolidated statements of cash flows. This measure is useful as it represents return of capital to shareholders.

Unaudited

Condensed Consolidated Financial Statements

Condensed Consolidated Statements of Earnings

		Three Months Ended September 30		Nine Months Ended September 30
($ millions, except as otherwise noted)	Note	2025	2024	2025	2024
Sales	2, 9	6,007	5,348	21,545	20,893
Freight, transportation and distribution		272	263	738	741
Cost of goods sold		3,771	3,585	14,348	14,203
Gross Margin		1,964	1,500	6,459	5,949
Selling expenses		795	820	2,503	2,622
General and administrative expenses		144	156	444	468
Provincial mining taxes		124	74	289	210
Share-based compensation expense		28	1	119	17
Impairment of assets		-	-	-	530
Foreign exchange (gain) loss, net of related derivatives	6	(11)	31	18	359
Other expenses	3	77	222	271	284
Earnings Before Finance Costs and Income Taxes		807	196	2,815	1,459
Finance costs		170	184	504	525
Earnings Before Income Taxes		637	12	2,311	934
Income tax expense (recovery)	4	168	(13)	594	352
Net Earnings		469	25	1,717	582
Attributable to
Equity holders of Nutrien		464	18	1,696	561
Non-controlling interest		5	7	21	21
Net Earnings		469	25	1,717	582

Net Earnings Per Share Attributable to Equity Holders of Nutrien (“EPS”)
Basic		0.96	0.04	3.48	1.13
Diluted		0.96	0.04	3.48	1.13
Weighted average shares outstanding for basic EPS		485,583,000	494,743,000	487,445,000	494,653,000
Weighted average shares outstanding for diluted EPS		485,776,000	494,857,000	487,624,000	494,851,000

Condensed Consolidated Statements of Comprehensive Income

		Three Months Ended September 30		Nine Months Ended September 30
($ millions, net of related income taxes)		2025	2024	2025	2024
Net Earnings		469	25	1,717	582
Other comprehensive (loss) income
Item that will not be reclassified to net earnings:
Net fair value gain (loss) on investments		-	35	(18)	53
Items that have been or may be subsequently reclassified to net earnings:
(Loss) gain on currency translation of foreign operations		(5)	85	196	28
Other		(13)	2	13	(17)
Other Comprehensive (Loss) Income		(18)	122	191	64
Comprehensive Income		451	147	1,908	646
Attributable to
Equity holders of Nutrien		446	139	1,886	625
Non-controlling interest		5	8	22	21
Comprehensive Income		451	147	1,908	646

(See Notes to the Condensed Consolidated Financial Statements)

Unaudited

Condensed Consolidated Statements of Cash Flows

		Three Months Ended September 30		Nine Months Ended September 30
($ millions)	Note	2025	2024	2025	2024
Operating Activities
Net earnings		469	25	1,717	582
Adjustments for:
Depreciation and amortization		617	598	1,802	1,749
Share-based compensation expense		28	1	119	17
Impairment of assets		-	-	-	530
Provision for (recovery of) deferred income tax		195	(36)	227	15
Net (undistributed) distributed earnings of equity-accounted investees		(19)	(24)	66	14
Fair value adjustment to derivatives	6	(2)	(180)	6	6
Loss related to financial instruments in Argentina	3	-	-	-	34
Long-term income tax receivables and payables		2	9	18	17
Other long-term assets, liabilities and miscellaneous		(15)	251	(55)	321
Cash from operations before working capital changes		1,275	644	3,900	3,285
Changes in non-cash operating working capital:
Receivables		357	418	(2,248)	(2,394)
Inventories and prepaid expenses and other current assets		257	373	1,877	2,265
Payables and accrued charges		(2,315)	(2,343)	(2,499)	(2,744)
Cash (Used in) Provided by Operating Activities		(426)	(908)	1,030	412
Investing Activities
Capital expenditures [1]		(530)	(508)	(1,254)	(1,387)
Business acquisitions, net of cash acquired		(1)	(2)	(12)	(6)
Proceeds from (purchase of) investments, held within three months, net		1	(15)	(68)	(30)
Purchase of investments		-	(1)	(93)	(112)
Proceeds from sale of investments	5	146	41	422	59
Net changes in non-cash working capital		23	30	(55)	(55)
Other		(22)	(51)	(61)	(83)
Cash Used in Investing Activities		(383)	(506)	(1,121)	(1,614)
Financing Activities
Proceeds from debt, maturing within three months, net		591	1,378	925	1,089
Proceeds from debt	7	-	-	998	998
Repayment of debt	7	(27)	(43)	(562)	(132)
Repayment of principal portion of lease liabilities		(97)	(98)	(313)	(300)
Dividends paid to Nutrien’s shareholders	8	(265)	(268)	(798)	(795)
Repurchase of common shares, inclusive of related tax	8	(148)	(50)	(401)	(50)
Issuance of common shares		-	7	29	16
Other		(3)	(4)	(34)	(40)
Cash Provided by (Used in) Financing Activities		51	922	(156)	786
Effect of Exchange Rate Changes on Cash and Cash Equivalents		(5)	8	18	(5)
Decrease in Cash and Cash Equivalents		(763)	(484)	(229)	(421)
Cash and Cash Equivalents – Beginning of Period		1,387	1,004	853	941
Cash and Cash Equivalents – End of Period		624	520	624	520
Cash and cash equivalents is composed of:
Cash		514	472	514	472
Short-term investments		110	48	110	48
		624	520	624	520
Supplemental Cash Flows Information
Interest paid		166	148	518	496
Income taxes paid		213	127	201	260
Total cash outflow for leases		134	134	423	418

1 Includes additions to property, plant and equipment, and intangible assets for the three months ended September 30, 2025 of $498 million and $32 million (2024 – $475 million and $33 million), respectively, and for the nine months ended September 30, 2025 of $1,175 million and $79 million (2024 – $1,290 million and $97 million), respectively.

(See Notes to the Condensed Consolidated Financial Statements)

Unaudited

Condensed Consolidated Statements of Changes in Shareholders’ Equity

				Accumulated Other Comprehensive (Loss) Income (“AOCI”)

($ millions, inclusive of related tax, except as otherwise noted)	Number of Common Shares	Share Capital	Contributed Surplus	(Loss) Gain on Currency Translation of Foreign Operations	Other	Total AOCI	Retained Earnings	Equity Holders of Nutrien	Non- Controlling Interest	Total Equity

Balance – December 31, 2023	494,551,730	13,838	83	(286)	(10)	(296)	11,531	25,156	45	25,201

Net earnings	-	-	-	-	-	-	561	561	21	582

Other comprehensive income	-	-	-	28	36	64	-	64	-	64

Shares repurchased for cancellation (Note 8)	(1,039,185)	(29)	(21)	-	-	-	(1)	(51)	-	(51)

Dividends declared [1]	-	-	-	-	-	-	(800)	(800)	-	(800)

Non-controlling interest transactions	-	-	-	-	-	-	-	-	(26)	(26)

Effect of share-based compensation including issuance of common shares	369,904	18	5	-	-	-	-	23	-	23

Transfer of net loss on cash flow hedges	-	-	-	-	13	13	-	13	-	13

Balance – September 30, 2024	493,882,449	13,827	67	(258)	39	(219)	11,291	24,966	40	25,006

Balance – December 31, 2024	491,025,446	13,748	68	(537)	22	(515)	11,106	24,407	35	24,442

Net earnings	-	-	-	-	-	-	1,696	1,696	21	1,717

Other comprehensive income (loss)	-	-	-	195	(5)	190	-	190	1	191

Shares repurchased for cancellation (Note 8)	(7,288,910)	(204)	(11)	-	-	-	(194)	(409)	-	(409)

Dividends declared [1]	-	-	-	-	-	-	(797)	(797)	-	(797)

Non-controlling interest transactions	-	-	-	-	-	-	-	-	(21)	(21)

Effect of share-based compensation including issuance of common shares	593,873	36	(1)	-	-	-	-	35	-	35

Transfer of net gain on sale of investment	-	-	-	-	(27)	(27)	27	-	-	-

Transfer of net gain on cash flow hedges	-	-	-	-	(6)	(6)	-	(6)	-	(6)

Other	-	-	-	-	-	-	1	1	-	1

Balance – September 30, 2025	484,330,409	13,580	56	(342)	(16)	(358)	11,839	25,117	36	25,153

1 During the nine months ended September 30, 2025, we declared dividends of $1.64 per share (2024 - $1.62 per share).

(See Notes to the Condensed Consolidated Financial Statements)

Unaudited

Condensed Consolidated Balance Sheets

		As at September 30		As at December 31, 2024
($ millions)	Note	2025	2024

Assets

Current assets

Cash and cash equivalents		624	520	853

Receivables	9	7,687	7,786	5,390

Inventories		5,281	4,890	6,148

Prepaid expenses and other current assets		598	678	1,401

Assets held for sale	5	284	-	-

		14,474	13,874	13,792

Non-current assets

Property, plant and equipment		22,480	22,329	22,604

Goodwill		12,116	12,122	12,043

Intangible assets		1,711	1,877	1,819

Investments	5	142	739	698

Other assets		903	970	884

Total Assets		51,826	51,911	51,840

Liabilities

Current liabilities

Short-term debt		2,486	2,967	1,534

Current portion of long-term debt	7	538	1,013	1,037

Current portion of lease liabilities		350	364	356

Payables and accrued charges	9	6,899	6,613	9,118

		10,273	10,957	12,045

Non-current liabilities

Long-term debt	7	9,852	9,383	8,881

Lease liabilities		954	1,029	999

Deferred income tax liabilities		3,678	3,555	3,539

Pension and other post-retirement benefit liabilities		229	245	227

Asset retirement obligations and accrued environmental costs		1,440	1,564	1,543

Other non-current liabilities		247	172	164

Total Liabilities		26,673	26,905	27,398

Shareholders’ Equity

Share capital	8	13,580	13,827	13,748

Contributed surplus		56	67	68

Accumulated other comprehensive loss		(358)	(219)	(515)

Retained earnings		11,839	11,291	11,106

Equity holders of Nutrien		25,117	24,966	24,407

Non-controlling interest		36	40	35

Total Shareholders’ Equity		25,153	25,006	24,442

Total Liabilities and Shareholders’ Equity		51,826	51,911	51,840

(See Notes to the Condensed Consolidated Financial Statements)

Unaudited

Notes to the Condensed Consolidated Financial Statements

As at and for the Three and Nine Months Ended September 30, 2025

Note 1 Basis of presentation

Nutrien Ltd. (collectively with its subsidiaries, “Nutrien”, “we”, “us”, “our” or “the Company”) is a leading global provider of crop inputs and services. We operate a world-class network of production, distribution and ag retail facilities that positions us to efficiently serve the needs of farmers.

These unaudited interim condensed consolidated financial statements (“interim financial statements”) are based on International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and have been prepared in accordance with IAS 34, “Interim Financial Reporting”. The accounting policies and methods of computation used in preparing these interim financial statements are materially consistent with those used in the preparation of our 2024 annual audited consolidated financial statements. These interim financial statements include the accounts of Nutrien and its subsidiaries; however, they do not include all disclosures normally provided in annual audited consolidated financial statements and should be read in conjunction with our 2024 annual audited consolidated financial statements. These interim financial statements are presented in millions of US dollars, unless otherwise indicated, which is the functional currency of Nutrien and the majority of its subsidiaries.

Certain immaterial 2024 figures have been reclassified in the condensed consolidated statements of cash flows.

In management’s opinion, the interim financial statements include all adjustments necessary to fairly present such information in all material respects. Interim results are not necessarily indicative of the results expected for any other interim period or the fiscal year. These interim financial statements were authorized for issue by the Audit Committee of the Board of Directors on November 5, 2025.

Note 2 Segment information

We have four reportable operating segments: Nutrien Ag Solutions (“Retail”), Potash, Nitrogen and Phosphate. Our downstream Retail segment distributes crop nutrients, crop protection products, seed and merchandise, and provides agronomic application services and solutions, including the services offered through Nutrien Financial. Retail also manufactures and distributes proprietary products and provides services directly to farmers through a network of retail locations in North America, South America and Australia. Our upstream Potash, Nitrogen and Phosphate segments are differentiated by the chemical nutrient contained in the products that each segment produces and are supported by midstream activities, which include the global sales, freight, transportation and distribution of our products, which are reported within these segments, respectively. Potash freight, transportation and distribution costs only apply to our North American potash sales volumes. Sales reported under our Corporate and Others segment relates to our non-core business. EBITDA presented in the succeeding tables is calculated as net earnings (loss) before finance costs, income taxes, and depreciation and amortization.

Seasonality in our business results from increased demand for products during planting season. Crop input sales are generally higher in the spring and fall application seasons. Crop input inventories are normally accumulated leading up to each application season. Our cash collections generally occur after the application season is complete, while customer prepayments received are typically concentrated in December and January and inventory prepayments paid to our suppliers are typically concentrated in the period from November to January. Feed and industrial sales are more evenly distributed throughout the year.

	Downstream	Upstream and Midstream

($ millions)	Retail	Potash	Nitrogen	Phosphate	Corporate and Others	Eliminations	Consolidated

Assets – as at September 30, 2025	22,535	13,837	11,269	2,535	2,246	(596)	51,826

Assets – as at December 31, 2024	22,149	13,792	11,603	2,453	2,571	(728)	51,840

Unaudited

	Three Months Ended September 30, 2025

	Downstream	Upstream and Midstream

($ millions)	Retail	Potash	Nitrogen	Phosphate	Corporate and Others	Eliminations	Consolidated

Sales – third party	3,415	1,127	1,000	462	3	-	6,007

– intersegment	12	130	195	99	-	(436)	-

Sales – total	3,427	1,257	1,195	561	3	(436)	6,007

Freight, transportation and distribution	-	135	132	66	-	(61)	272

Net sales	3,427	1,122	1,063	495	3	(375)	5,735

Cost of goods sold	2,505	437	666	436	2	(275)	3,771

Gross margin	922	685	397	59	1	(100)	1,964

Selling expenses (recovery)	792	3	7	2	(2)	(7)	795

General and administrative expenses	44	3	4	2	91	-	144

Provincial mining taxes	-	124	-	-	-	-	124

Share-based compensation expense	-	-	-	-	28	-	28

Foreign exchange gain, net of related derivatives	-	-	-	-	(11)	-	(11)

Other expenses (income)	40	10	(13)	5	32	3	77

Earnings (loss) before finance costs and income taxes	46	545	399	50	(137)	(96)	807
Depreciation and amortization	184	188	157	72	16	-	617

EBITDA	230	733	556	122	(121)	(96)	1,424

Share-based compensation expense	-	-	-	-	28	-	28

ARO/ERL related income for non-operating sites	-	-	-	-	(10)	-	(10)

Foreign exchange gain, net of related derivatives	-	-	-	-	(11)	-	(11)

Adjusted EBITDA	230	733	556	122	(114)	(96)	1,431

Unaudited

	Three Months Ended September 30, 2024

	Downstream	Upstream and Midstream

($ millions)	Retail	Potash	Nitrogen	Phosphate	Corporate and Others	Eliminations	Consolidated

Sales – third party	3,271	915	753	409	-	-	5,348

– intersegment	-	113	163	58	-	(334)	-

Sales – total	3,271	1,028	916	467	-	(334)	5,348

Freight, transportation and distribution	-	144	123	55	-	(59)	263

Net sales	3,271	884	793	412	-	(275)	5,085

Cost of goods sold	2,412	422	581	383	-	(213)	3,585

Gross margin	859	462	212	29	-	(62)	1,500

Selling expenses (recovery)	815	3	8	1	(2)	(5)	820

General and administrative expenses	51	5	6	4	90	-	156

Provincial mining taxes	-	74	-	-	-	-	74

Share-based compensation expense	-	-	-	-	1	-	1

Foreign exchange loss, net of related derivatives	-	-	-	-	31	-	31

Other expenses (income)	32	2	(25)	10	194	9	222

Earnings (loss) before finance costs and income taxes	(39)	378	223	14	(314)	(66)	196
Depreciation and amortization	190	177	132	75	24	-	598

EBITDA	151	555	355	89	(290)	(66)	794

Share-based compensation expense	-	-	-	-	1	-	1

ARO/ERL related expenses for non-operating sites	-	-	-	-	184	-	184

Foreign exchange loss, net of related derivatives	-	-	-	-	31	-	31

Adjusted EBITDA	151	555	355	89	(74)	(66)	1,010

Unaudited

	Nine Months Ended September 30, 2025

	Downstream	Upstream and Midstream

($ millions)	Retail	Potash	Nitrogen	Phosphate	Corporate and Others	Eliminations	Consolidated

Sales – third party	14,464	2,885	2,996	1,182	18	-	21,545

– intersegment	12	318	686	233	-	(1,249)	-

Sales – total	14,476	3,203	3,682	1,415	18	(1,249)	21,545

Freight, transportation and distribution	-	346	405	164	-	(177)	738

Net sales	14,476	2,857	3,277	1,251	18	(1,072)	20,807

Cost of goods sold	10,850	1,257	2,073	1,160	6	(998)	14,348

Gross margin	3,626	1,600	1,204	91	12	(74)	6,459

Selling expenses (recovery)	2,495	8	22	5	(7)	(20)	2,503

General and administrative expenses	132	7	16	5	284	-	444

Provincial mining taxes	-	289	-	-	-	-	289

Share-based compensation expense	-	-	-	-	119	-	119

Foreign exchange loss, net of related derivatives	-	-	-	-	18	-	18

Other expenses	119	20	-	18	96	18	271

Earnings (loss) before finance costs and income taxes	880	1,276	1,166	63	(498)	(72)	2,815
Depreciation and amortization	545	533	465	212	47	-	1,802

EBITDA	1,425	1,809	1,631	275	(451)	(72)	4,617

Restructuring costs	-	-	-	-	22	-	22

Share-based compensation expense	-	-	-	-	119	-	119

ARO/ERL related income for non-operating sites	-	-	-	-	(7)	-	(7)

Foreign exchange loss, net of related derivatives	-	-	-	-	18	-	18

Adjusted EBITDA	1,425	1,809	1,631	275	(299)	(72)	4,769

Unaudited

	Nine Months Ended September 30, 2024

	Downstream	Upstream and Midstream

($ millions)	Retail	Potash	Nitrogen	Phosphate	Corporate and Others	Eliminations	Consolidated

Sales – third party	14,653	2,486	2,547	1,207	-	-	20,893

– intersegment	-	305	584	210	-	(1,099)	-

Sales – total	14,653	2,791	3,131	1,417	-	(1,099)	20,893

Freight, transportation and distribution	-	338	399	174	-	(170)	741

Net sales	14,653	2,453	2,732	1,243	-	(929)	20,152

Cost of goods sold	11,018	1,139	1,835	1,116	-	(905)	14,203

Gross margin	3,635	1,314	897	127	-	(24)	5,949

Selling expenses (recovery)	2,610	9	23	5	(7)	(18)	2,622

General and administrative expenses	154	10	16	11	277	-	468

Provincial mining taxes	-	210	-	-	-	-	210

Share-based compensation expense	-	-	-	-	17	-	17

Impairment of assets	335	-	195	-	-	-	530

Foreign exchange loss, net of related derivatives	-	-	-	-	359	-	359

Other expenses (income)	95	3	(136)	26	274	22	284

Earnings (loss) before finance costs and income taxes	441	1,082	799	85	(920)	(28)	1,459
Depreciation and amortization	580	475	419	213	62	-	1,749

EBITDA	1,021	1,557	1,218	298	(858)	(28)	3,208

Share-based compensation expense	-	-	-	-	17	-	17

Impairment of assets	335	-	195	-	-	-	530

Loss related to financial instruments in Argentina	-	-	-	-	34	-	34

ARO/ERL related expenses for non-operating sites	-	-	-	-	152	-	152

Foreign exchange loss, net of related derivatives	-	-	-	-	359	-	359

Adjusted EBITDA	1,356	1,557	1,413	298	(296)	(28)	4,300

Unaudited

	Three Months Ended September 30		Nine Months Ended September 30

($ millions)	2025	2024	2025	2024
Retail sales by product line
Crop nutrients	1,188	1,093	5,773	5,683
Crop protection products	1,536	1,518	5,174	5,365
Seed	156	132	1,966	2,051
Services and other	258	242	690	690
Merchandise	222	222	649	667
Nutrien Financial	89	85	294	284
Nutrien Financial elimination [1]	(22)	(21)	(70)	(87)

	3,427	3,271	14,476	14,653

Potash sales by geography
Manufactured product

North America	633	601	1,449	1,474

Offshore [2]	623	427	1,750	1,316
Other potash and purchased products	1	-	4	1

	1,257	1,028	3,203	2,791

Nitrogen sales by product line
Manufactured product

Ammonia	300	261	899	856

Urea and ESN®	376	293	1,288	1,085

Solutions, nitrates and sulfates	466	299	1,217	961
Other nitrogen and purchased products	53	63	278	229

	1,195	916	3,682	3,131

Phosphate sales by product line
Manufactured product

Fertilizer	379	316	913	928

Industrial and feed	178	148	484	470

Other phosphate and purchased products	4	3	18	19

	561	467	1,415	1,417

1 Represents elimination of the interest and service fees charged by Nutrien Financial to Retail branches.

2 Relates to Canpotex Limited (“Canpotex”) (see Note 9) and includes provisional pricing adjustments for the three months ended September 30, 2025 of $(13) million (2024 – $(4) million) and the nine months ended September 30, 2025 of $45 million (2024 – $7 million).

Note 3 Other expenses (income)

	Three Months Ended September 30		Nine Months Ended September 30

($ millions)	2025	2024	2025	2024
Restructuring costs	-	-	22	-
Earnings of equity-accounted investees	(22)	(26)	(36)	(107)
Bad debt expense	31	31	88	94
Project feasibility costs	28	19	69	62
Customer prepayment costs	13	10	50	41
Legal expenses	6	4	13	12
Insurance recoveries	(1)	(3)	(1)	(70)
Loss on natural gas derivatives not designated as a hedge	-	5	-	7
Loss related to financial instruments in Argentina	-	-	-	34
ARO/ERL related (income) expenses for non-operating sites ¹	(10)	184	(7)	152
Other expenses (income)	32	(2)	73	59
	77	222	271	284

1 ARO/ERL refers to asset retirement obligations and accrued environmental costs.

Unaudited

Note 4 Income taxes

A separate estimated average annual effective income tax rate was determined and applied individually to the interim period pre-tax earnings for each taxing jurisdiction.

	Three Months Ended September 30		Nine Months Ended September 30
($ millions, except as otherwise noted)	2025	2024	2025	2024
Actual effective tax rate on earnings (%)	27	(18)	25	41
Actual effective tax rate including discrete items (%)	26	(112)	26	38
Discrete tax adjustments that impacted the tax rate [1]	(4)	(11)	23	(31)

1 Discrete tax adjustments arise from specific, significant or unusual events that are recognized in the period in which the event occurs, rather than being allocated across the year through the annual effective tax rate.

Note 5 Investments

($ millions, except as otherwise noted)	Principal Activity	Principal Place of Business and Incorporation	Proportion of Ownership Interest and Voting Rights Held (%)		Carrying Amount
			As at September 30, 2025	As at December 31, 2024	As at September 30, 2025	As at December 31, 2024
Equity-accounted investees
Profertil S.A. (“Profertil”)	Nitrogen producer	Argentina	50	50	-	349
Canpotex	Marketing and logistics of potash	Canada	50	50	-	-
Other associates and joint ventures					132	128
Total equity-accounted investees					132	477
Investments at FVTOCI
Sinofert Holdings Limited (“Sinofert”)	Fertilizer supplier and distributor	China/Bermuda	-	22	-	211
Other					10	10
Total investments at FVTOCI					10	221
Total investments					142	698

Investments at fair value through other comprehensive income

During the three months ended March 31, 2025, we fully divested our remaining equity ownership interest in Sinofert, which had been classified as a financial asset measured at fair value through other comprehensive income. Total proceeds from the sale were $193 million and reflected the fair value of the investment at the date of derecognition. A fair value loss of $18 million related to the investment was recognized in the period in other comprehensive income. Upon derecognition, the cumulative unrealized gain previously recognized in other comprehensive income of $27 million was reclassified to retained earnings.

Equity-accounted investees

During the three months ended September 30, 2025, as part of our portfolio review, we entered into an agreement to sell our 50 percent equity ownership in Profertil, which had been classified as an equity-accounted investment. As at September 30, 2025, we have reclassified the investment, with a net book value totaling $284 million, to a current asset held for sale under our Corporate and Others segment. A deposit of $120 million was received from the purchaser on September 5, 2025. Gross proceeds from the sale are expected to be approximately $600 million and the transaction is expected to close in the fourth quarter of 2025, subject to the exercise of a right of first refusal by the remaining joint venture partner.

Unaudited

Note 6 Financial instruments

Foreign currency derivatives

	Three Months Ended September 30		Nine Months Ended September 30

($ millions)	2025	2024	2025	2024
Foreign exchange (gain) loss	(26)	(3)	(9)	27
Hyperinflationary loss	-	20	-	85
Loss on foreign currency derivatives at fair value through profit or loss	15	14	27	247
Foreign exchange (gain) loss, net of related derivatives	(11)	31	18	359

Our financial instruments carrying amount are a reasonable approximation of their fair values, except for our long-term debt, including current portion, that has a carrying value of $10,390 million and fair value of $10,027 million as at September 30, 2025. There were no transfers between levels for financial instruments measured at fair value on a recurring basis.

Note 7 Debt

During the three months ended September 30, 2025, we extended the maturity of our $4,500 million unsecured committed revolving term facility to September 4, 2030. We also extended the term of our unsecured committed revolving term credit facility to September 2, 2026 and reduced the facility limit from $750 million to $500 million.

($ millions, except as otherwise noted)	Rate of interest (%)	Maturity	Amount
Senior notes repaid in 2025	3.000	April 1, 2025	500

Senior notes issued in 2025	4.500	March 12, 2027	400
Senior notes issued in 2025	5.250	March 12, 2032	600
			1,000

The senior notes issued in the nine months ended September 30, 2025, are unsecured, rank equally with our existing unsecured debt, and have no sinking fund requirements prior to maturity. Each series of outstanding senior notes is redeemable and has various provisions for redemption prior to maturity, at our option, at specified prices.

Note 8 Share capital

Share repurchase programs

The following table summarizes our share repurchase activities during the periods indicated below:

	Three Months Ended September 30		Nine Months Ended September 30

($ millions, except as otherwise noted)	2025	2024	2025	2024
Number of common shares repurchased for cancellation	2,547,124	1,039,185	7,288,910	1,039,185
Average price per share (US dollars)	58.27	48.11	54.96	48.11
Total cost, inclusive of tax	152	51	409	51

Subsequent to September 30, 2025, as of November 4, 2025, an additional 993,278 common shares were repurchased for cancellation at a cost of $56 million and an average price per share of $57.80.

Dividends declared

We declared a dividend per share of $0.545 (2024 – $0.54) during the three months ended September 30, 2025, payable on October 17, 2025 to shareholders of record on September 29, 2025.

Unaudited

Note 9 Related party transactions

We sell potash outside Canada and the US exclusively through Canpotex. Our total revenue is recognized at the amount received from Canpotex representing proceeds from their sale of potash, less net costs of Canpotex. The receivable outstanding from Canpotex arose from sale transactions described above. It is unsecured and bears no interest. Any credit losses held against this receivable are expected to be negligible. Canpotex sells potash to buyers, including Nutrien, in export markets pursuant to term and spot contracts at agreed-upon prices. Purchases from Canpotex for the three months ended September 30, 2025 were $23 million (2024 – $41 million) and the nine months ended September 30, 2025 were $100 million (2024 – $112 million).

($ millions)	As at September 30, 2025	As at December 31, 2024
Receivables from Canpotex	208	122
Payables to Canpotex	63	66